June 29, 2007



Ms. Nudrat Salik
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

	Re:	Scott's Liquid Gold-Inc.
		Form 10-KSB for the fiscal year ended December 31, 2006' Form 10-QSB for the period ended March 31, 2007
		File No. 1-13458

Dear Ms. Salik:

	This letter responds to the comments of the staff of the Securities and Exchange Commission in its letter dated June 15, 2007 with respect to the Form 10-KSB Report of Scott's Liquid Gold-Inc. (the "Company") listed above. The text of the staff's comments is set forth below in bold type followed in each case by the response.

             FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Notes to Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

(k) Revenue Recognition, page 29

1. We note your response to prior comment 3. You state that skin care products throughout the industry are sold with an unwritten "right of return" such that products will be repurchased if not sold through to the consumer. Please address the following:

..	Please provide us with an explanation of how you meet each of the criteria of paragraph 6 of SFAS 48 to demonstrate how you determined it is appropriate to recognize revenue at the time of sale for your skin care products. For example, it is not clear if the customer would be required to pay you for products in the event of theft or physical destruction or damage. In a similar manner to your response, please address your manufactured line of premium products separately from your value priced skin care products;





Ms. Nadrat Salik
June 29, 2007
Page 2

	Response:

	We want to clarify what we have called the right of return. The Company may choose to accept a proposed return from a retailer. The Company will first discuss any proposed return with a customer to analyze the reasons and will determine whether to accept the return on a case-by-case basis. Returns are commonly accepted to retain or enhance the relationship.
Paragraph 6 of SFAS 48 specifies the criteria for recognizing revenue when a right of return exists. Set forth below is an explanation of each of these criteria, including separate analysis for the products manufactured by the Company (our premium skin care products) and for the products for which the Company acts as a distributor (our value priced skin care products which are Montagne Jeunesse sachets). The text of the criteria in Paragraph 6 of SFAS 48 are set forth below in quotes:

"a.	The seller's price to the buyer is substantially fixed or
determinable at the date of sale."

	. 	Premium Priced:  The Company's price to its customers for
		premium priced products is fixed at the date of sale. The price for each product sold is set forth in a purchase order detailing each sale. The Company generally receives purchase orders by Electronic Data Interchange (EDI) or by facsimile from the customers.

	. 	Value Priced:  The analysis above applies equally to the
		Company's value priced products.

"b.	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product."

	. 	Premium Priced:  Sales by the Company are contractual sales,
		not contingent on resales, as described in (a) above. The Company's customers payment terms are set forth in the purchase orders for each sale as described above. Terms for payment in such purchase orders generally range from 30-60 days from date of delivery, and the average number of days for such a receivable to remain outstanding was 30.4 days in 2006. The Company does not engage in "consignment" type transactions.

	. 	Value Priced:  The analysis above applies equally to the
		Company's value priced products.

"c.	The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product."

	. 	Premium Priced:  The Company and its customers treat all
		sales as FOB delivery. Therefore, product sold by the Company to its customers becomes the legal property of the customer when delivery has occurred. After delivery, any loss


Ms. Nudrat Salik
June 29, 2007
Page 3

		such as theft or physical destruction is the responsibility of the customer and not the Company.

	. 	Value Priced:  The analysis above applies equally to the
		Company's value priced products.

"d.	The buyer acquiring the product for resale has economic substance apart from that provided by the seller."

	All of the Company's customers, whether for premium priced or value priced products, exist in their own right and for their own benefit. The Company has no customers that might be considered "related parties" through either investment, lending agreements, management, operational control or any other means. To its knowledge, none of the Company's customers relies on its products for their livelihood or survival.

"e.	The seller does not have significant obligations for future
performance to directly bring about resale of the product by the buyer".

	Following delivery of its products, the Company has no significant obligations for future performance to directly bring about the resale of the products by the customers. This applies equally to the Company's premium priced and value priced products."

"f.	The amount of future returns can be reasonably estimated."

	. 	Premium Priced:  The Company's process for determining
		estimates for product returns is detailed below on page 10 of this letter. The Company has been selling to the retail trade for more than 55 years, and has been selling retail skin care products for 15 years. The types of customers for the skin care products and household products of the Company are the same - mass merchandisers, drugstores, grocery stores and other retail outlets. The Company's reserves for product returns are detailed on page 10 of this letter and have historically been adequate. The Company believes that its experience and its estimation processes allow the Company to reasonably estimate the amount of future returns.

	. Value Priced: The Company has been selling its value priced skin care products for five years. The customers for the value priced skin care products are the same customers or the same types of customers as those who purchase the premium priced products. The Company believes that this experience and the Company's estimation processes allow the Company to reasonably estimate the amount of future returns.

..	Please provide us with additional information regarding the terms under which you are obligated to repurchase your skin care products, including the price at which you are required to repurchase at the price the products were originally sold. Please address whether the price you are required to repurchase the products will be adjusted to cover


Ms. Nudrat Salik
June 29, 2007
Page 4

any costs incurred by the customer in purchasing or holding the products. Refer to Question 2 of SAB Topic 13:A.2;

	Response:

	The Company is not obligated to repurchase products at all, but may chose to do so (referred to as "authorizing" a return) upon request by customers in order to retain or enhance the customer relationship. Return price credit (used in exchanges typically or, rarely, refunded in cash) when authorized is based on the original sale price, plus a handling charge that ranges from 8-10%. The handling charge covers costs associated with the return and shipping of the product.

	Question 2 of SAB Topic 13:A.2 details the Staff's considerations related to consignment transactions. Set forth below is an explanation of each of these criteria. The text of the relevant portion of Question 2 of SAB Topic 13:A.2 is set forth below in quotes:

"1.	The buyer has the right to return the product and:

(a)	the buyer does not pay the seller at the time of sale and the buyer is not obligated to pay the seller at a specified date or dates,

(b)	the buyer does not pay the seller at the time of sale but rather is obligated to pay at a specified date or dates, and the buyer's obligation to pay is contractually or implicitly excused until the buyer resells the product or subsequently consumes or uses the product,

(c)	the buyer's obligation to the seller would be changed (e.g., the seller would forgive the obligation or grant a refund) in the event of theft or physical destruction or damage of the product,

(d)	the buyer acquiring the product for resale does not have economic substance apart from that provided by the seller, or

(e)	the seller has significant obligations for future performance to directly bring about the resale of the product by the buyer."

	The analysis of these criteria is the same as the analysis of Paragraph 6 of SFAS 48 set forth above.

"2.	The seller is required to repurchase the product (or a substantially identical product or processed goods of which the product is a component) at specified prices that are not subject to change except for fluctuations due to finance and holding costs, and the amounts to be paid by the seller will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the buyer in purchasing and holding the product
(including interest). The staff believes that indicators of the latter condition include:

(a)	the seller provides interest-free or significantly below market financing to the buyer beyond the seller's customary sales terms and until the products are resold,
Ms. Nudrat Salik
June 29, 2007
Page 5

(b)	the seller pays interest costs on behalf of the buyer under a third-party financing arrangement, or

(c)	the seller has a practice of refunding (or intends to refund) a portion of the original sales price representative of interest expense for the period from when the buyer paid the seller until the buyer resells the product."

	Return price credit (used in exchanges typically, or, rarely, refunded in cash) when authorized is based on the original sale price plus a handling charge that ranges from 8-10%. The handling charge covers only those costs associated with the return and shipping of the product. Handling charges are not intended to, and do not, cover all costs incurred by the customer in purchasing and holding the product.

"3.	The transaction possesses the characteristics set forth in EITF
Issue 95-1 and does not qualify for sales-type lease accounting."

	None of the Company's skin care products are sold via transactions which possess the characteristics set forth in EITF Issue 95-1 entitled "Revenue Recognition on Sales with a Guaranteed Minimum Resale Value."

"4.	The product is delivered for demonstration purposes."

	None of the Company's skin care products is delivered for demonstration purposes. The Company's products are not provided to a customer of the Company on a temporary basis in order for the customer to decide whether or not to purchase or retain the product.

..	Please provide us with an analysis which addresses each of the factors listed in paragraph 8 of SFAS 48 and Question 1 of SAB Topic 13:A.4.b. to demonstrate your ability to make a reasonable estimate of your returns related to your skin care products. If any of these factors do exist, please address how you are able to overcome the factor to arrive at a reasonable estimate. In a similar manner to your response, please address your manufactured line of premium products separately from your value priced skin care products; and

	Response:

	The Company's process for making reserve estimates for product returns related to skin care products is detailed in this letter below on page 10 of this letter. Paragraph 8 of SFAS 48 details certain factors that impair the ability of a company to make reasonable estimates of future returns. Set forth below is an explanation of each of these factors, including separate analysis for the Company's premium priced products and for the Company's value priced products. The text of Paragraph 8 of SFAS 48 is set forth below in quotes:

	"The ability to make a reasonable estimate of the amount of future returns depends on many factors and circumstances that will vary from one case to the next. However, the following factors may impair the ability to make a reasonable estimate:
Ms. Nudrat Salik
June 29, 2007
Page 6

a.	The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand"

	 	Premium Priced: The Company's products are subject to the external factors of new competitive products and new advertising campaigns on a regular basis. The Company believes that the new products do not make the Company's skin care products obsolete but have in the past gradually affected the demand for the Company's products. These effects on product demand are taken into account when developing reserve estimates for product returns along with information provided by the Company's sales personnel and management. These external factors do not impair the Company's ability to make reasonable estimates because such changes are gradual and are reflected in information taken into account in connection with the reserve estimation process.

	 	Value Priced: The analysis above applies equally to the Company's value priced products to the extent that Montagne Jeunesse sachets are affected by new products or advertising campaigns. The impact of these factors on Montagne Jeunesse products are less because they are single use sachets purchased at an inexpensive price.

"b.	Relatively long periods in which a particular product may be returned"

	.	Premium Priced:  The Company's typical return period is within
		6 months following the date of sale and seldom exceeds 12 months. Drugstores are the most likely customer of the Company to return product, and such stores are likely to return a product only when it is slow moving. Such retailers regularly review their merchandise sales performance and shelf space allocations, and re-allocate shelf space quickly if products are not being purchased by consumers in sufficient quantity. The Company's sales personnel and management communicate with our customers regularly, and we keep track of reorders, both of which allow us to be aware of how a product is moving at retail stores. These factors are considered in our analysis and do not limit the Company's ability to make estimates of future product returns.

	 	Value Priced: The analysis above applies equally to the Company's value priced products.

"c.	Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling enterprise's marketing policies or relationships with its customers"

	 	Premium Priced: The Company has been manufacturing and marketing its premium priced skin care products to the retail industry for 15 years and as such has extensive experience with sales of these products and the customers. Little
Ms. Nudrat Salik
June 29, 2007
Page 7

		has changed in the Company's marketing policies and relationships with its customers over this period. This factor does not limit the Company's ability to make estimates of future product returns.

	 	Value Priced: The Company has been distributing and marketing its value priced skin care products to the retail industry for over 5 years. Many of the customers are the same as those who purchase our premium priced products. As such, the Company has extensive experience with similar sales of similar products. As with the premium priced products, little has changed in the Company's marketing policies and relationships with its customers over this period. This factor does not limit the Company's ability to make estimates of future product returns.

"d.	Absence of a large volume of relatively homogeneous transactions"

	.	Premium Priced:  The Company's premium priced skin care product
		business is based on large volumes of homogeneous transactions.
		The Company's premium priced skin care product revenue is comprised
		of sales of significant quantities of product primarily to large
		retailers and also to smaller retail stores or chains.  This
		factor does not limit the Company's ability to make estimates of
		future product returns.

	.	Value Priced:  The Company's value priced skin care product
		business is also based on large volumes of homogeneous transactions.
		The Company's value priced skin care product revenue is comprised
		almost entirely of sales of significant quantities of product to
		large retailers.  This factor does not limit the Company's ability
		to make estimates of future product returns.

	Question 1 of SAB Topic 13:A.4.b sets forth additional factors that may affect or preclude the Company's ability to make reasonable and reliable estimates of product returns. The text of those additional factors is set forth below in quotes with a separate analysis for the Company's premium priced products and for the Company's value priced products.

"(1)	significant increases in or excess levels of inventory in a distribution channel (sometimes called channel stuffing),"

	The Company sells its skin care products directly to major retailers and, to a very limited extent, through distributors that resell the product to retailers. The Company has neither tried nor would expect to be successful in any effort to engage in channel stuffing. This factor does not adversely impact the Company's ability to estimate returns.

"(2)	lack of "visibility" into or inability to determine or observe the levels of inventory in a distribution channel and the current levels of sales to end users,"

	The Company's sales personnel and management are in regular contact with the Company's customers as to both premium priced and value priced products.
The Company is also aware of reorders from its customers or the lack of Ms Nudrat Salik
June 29, 2007
Page 7

reorders. For sales to Wal-Mart, K-Mart, Target, and Rite Aid (which comprise 46.2% of total skin care product sales), the Company also receives Point of Sale (POS) data that details sales of the Company's products. This factor does not adversely impact the Company's ability to estimate returns.

"(3)	expected introductions of new products that may result in the technological obsolescence of and larger than expected returns of current products, "

	Please see a discussion of this factor above in regard to paragraph 8 of SFAS 48. This factor does not adversely impact the Company's ability to estimate returns.

"(4)	the significance of a particular distributor to the registrant's (or a reporting segment's) business, sales and marketing, "

	As discussed above, no distributor (which buys and resells products) is significant to the Company's sales. The Company's largest customer is Wal-Mart, accounting for 25.1% of its sales of skin care products in 2006. Wal-Mart does not return products to the Company. This factor does not adversely impact the Company's ability to estimate returns.

"(5)	the newness of a product,"

	The Company's premium products have been on the market for 15 years.
The Company's value priced products have been on the market for 5 years. The Company introduces new variances of these products from time to time, but, based on historical experience, these variances do not affect the factors that the Company uses in arriving at estimates of products that may be returned.
This factor does not adversely impact the Company's ability to estimate returns.

"(6)	the introduction of competitor's products with superior technology or greater expected market acceptance, and"

	Product introductions by the Company's competitors have only a gradual, if any, impact on the Company's products. In addition, as further detailed elsewhere in this letter, the Company's procedures and processes for estimating reserves take into account the constant introduction of new products by competitors. This factor does not adversely impact the Company's ability to estimate returns.

"(7)	other factors that affect market demand and changing trends in that demand for the registrant's products."

	The Company has some seasonality in its revenues due to increases in holiday season purchases. This increase is predictable and does not impact the Company's ability to estimate returns. This factor does not adversely impact the Company's ability to estimate returns.

..	Please tell us more about your methodology used to determine the appropriate reserves on a quarterly basis, including whether this reserve is determined on a product by product basis and what factors you consider. Please also provide us with a schedule summarizing the changes in your skin Ms. Nudrat Salik
June 29, 2007
Page 9

care products return reserves account for each of the past three years and current interim period. This schedule should show the balance of the reserve at the beginning of each period, any additions to the reserve recorded as a reduction of sales during the period, any reserves used during the period, and the ending balance. Please provide this separately for your manufactured line of premium products from your value priced skin care products.

	Response:

	The Company's methodology for quarterly and annual estimates of future product returns related to previous sales include the following for each product line:

	 	Review of return activity of products for the last three years and the current year;

	.	Review of any reasons for any significant returns in past periods;

	.	Review of reorders or lack of reorders, which are indicative of
		sales to consumers;

	.	Review of all information for trends, positive and negative; and

	.	Discuss with the Company's sales personnel and management the
		relationship with the customers, the competitive environment and their knowledge of any specific issues that could result in a return.


























Ms. Nudrat Salik
June 29, 2007
Page 10

	The Company's estimated reserves have historically been adequate. For detail regarding actual accruals and utilization of return reserves, see the table below.

                             Premium Priced Skin Care Products
--------------------------------------------------------------------------
                     Quarter end    Year ended December 31,
                   March 31, 2007      2006          2005         2004
                   -------------   -----------   -----------   -----------
Gross Sales        $ 1,585,000     $ 5,503,000   $ 7,071,000   $ 4,023,000
Reserve:
Begin of period    $   72,000      $    42,000   $    73,000   $   283,000
Additions              47,000          452,000       190,000       137,000
Utilized              (24,000)        (422,000)     (221,000)     (347,000)
                   ----------      -----------   -----------   -----------
End of period      $   95,000      $    72,000   $    42,000   $    73,000
                   ==========      ===========   ===========   ===========

                             Premium Priced Skin Care Products
--------------------------------------------------------------------------
                     Quarter end    Year ended December 31,
                   March 31, 2007      2006          2005         2004
                   -------------   -----------   -----------   -----------
Gross Sales        $ 1,188,000     $ 5,413,000   $11,307,000   $11,488,000
Reserve:
Begin of period    $    51,000     $   121,000   $    86,000   $    58,000
Additions                5,000         128,000       442,000       272,000
Utilized               (26,000)       (198,000)     (407,000)     (244,000)
                   ----------      -----------   -----------   -----------
End of period      $    30,000     $    51,000   $   121,000   $    86,000
                   ===========     ===========   ===========   ===========

Note 2.  Inventories, page 32

2. We note your response to prior comment 2. Please tell us the amount of finished goods written off by each product line for each of the three prior years and current interim period. Please tell us more about your sales through close-out channels. Please help us understand at what point you determine it is appropriate to sell through these channels. For example, is it based on when unit sales of a particular product hit a certain level? Please also tell us how these products are typically priced when selling through these channels and whether you are typically able to sell these products for prices in excess of the original cost.










Ms. Nudrat Salik
June 29, 2007
Page 11

	Response:

	The Company's finished goods written off in the last three years and current interim period are as follows:

Year         Write-off
----         ---------
2004 ....... None
2005 ....... None
2006 ....... $165,000*
Q1 2007 .... None
* Reduction in Montagne Jeunesse Sachets finished goods described below.

	The Company's sales through close-out channels include sales to such retailers as dollar stores, (i.e., Dollar General, Family Dollar, Big Lots) and similar outlets. We contact this type of retailer when we believe that it is not likely that our items will sell to consumers through our regular retail customers or to consumers through our website. Sales of close-out items to these types of retailers occur from time to time but not on a regular basis.

	The write-off of $165,000 mentioned above concerns a variant of the Montagne Jeunesse sachets where the Company determined that the sales of the sachets were becoming minimal and realizing the inventory cost, even at close-out prices, was not likely to be recovered. In that case the Company reserved a significant portion of the cost of that inventory.

	The Company sets close-out pricing by estimating the retail price at which the Company believes a close-out store could sell an item and then determining the highest price that the Company may obtain, taking into account the margins which close-out stores desire. Because the Company's inventory value of finished goods ranges, in relation to normal selling prices, from 25% to 30% for our premium skin care, and 48% for our value priced skin care products, the Company is, in the vast majority of cases, able to achieve a selling price at or above its original inventory carrying value plus direct selling costs.

	If you have any questions or comments regarding the foregoing, please contact Mark R. Levy (303-290-1083) or Lucy Schlauch (303-295-8493) at
Holland & Hart LLP, our attorneys.  Thank you.

Very truly yours,

SCOTT'S LIQUID GOLD-INC.



By:	/s/ Jeffry B. Johnson
	Treasurer and Chief Financial Officer